June 3, 2015

Re:	Markit Ltd.

Registration Statement on Form F-1

Registration No. 333-204106

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as the underwriters, wish to advise you that 6103 copies of the preliminary prospectus dated June 3, 2015, were distributed during the period June 3, 2015 through the date hereof to prospective underwriters, institutions, dealers and others.

We, as underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Markit Ltd. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on June 4, 2015, or as soon thereafter as is practicable.

Yours truly,

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

UBS Securities LLC

BNP Paribas Securities Corp.

Jefferies LLC

RBS Securities Inc.

TD Securities (USA) LLC

Acting severally on behalf of themselves

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	Citigroup Global Markets Inc.

By:	/s/ Mathieu Salas
Name:	Mathieu Salas
Title:	Managing Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Daniel P. McDow
Name:	Daniel P. McDow
Title:	Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Jason Eisenhauer
Name:	Jason Eisenhauer
Title:	Director

By:	/s/ John Reed
Name:	John Reed
Title:	Managing Director

By:	Goldman, Sachs & Co.

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

By:	HSBC Securities (USA) Inc.

By:	/s/ Mayda Poc
Name:	Mayda Poc
Title:	Director, Equity Capital Markets

By:	J.P. Morgan Securities LLC

By:	/s/ Frank Bruni
Name:	Frank Bruni
Title:	Managing Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Michael Occi
Name:	Michael Occi
Title:	Vice President

By:	RBC Capital Markets, LLC

By:	/s/ Per-Arne Weiner
Name:	Per-Arne Weiner
Title:	Managing Director

By:	UBS Securities LLC

By:	/s/ Vik Hebatpuria
Name:	Vik Hebatpuria
Title:	Managing Director

By:	/s/ Gaurav Mehta
Name:	Gaurav Mehta
Title:	Director

By:	BNP Paribas Securities Corp.

By:	/s/ Pierre Lapomme
Name:	Pierre Lapomme
Title:	Managing Director

By:	Jefferies LLC

By:	/s/ Dominic Lester
Name:	Dominic Lester
Title:	Managing Director

By:	RBS Securities Inc.

By:	/s/ René Mijné
Name:	René Mijné
Title:	Director

By:	TD Securities (USA) LLC

By:	/s/ William Balassone
Name:	William Balassone
Title:	Managing Director